Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.1

Date

3

1.2

Overview and Management Discussion and Analysis

3

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Kaslo Silver Property, British Columbia

6

1.2.3

Kootenay Gemstone Property, British Columbia

6

1.2.4

Goldsmith Property, British Columbia

6

1.2.5

Stephens Lake Property, Manitoba

7

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

8

1.2.7

Wine Nickel-Copper Property, Manitoba

8

1.2.8

Mineral Property Option Payments Due In Fiscal 2007

9

1.2.9

Market and Industry Trends

9

1.3

Selected Annual Information

10

1.4

Results of Operations

11

1.5

Summary of Quarterly Results

13

1.6

Liquidity

15

1.8

Off-Balance Sheet Arrangements

15

1.9

Transactions with Related Parties

16

1.10

Fourth Quarter

17

1.11

Proposed Transactions

17

1.12

Critical Accounting Estimates

17

1.13

Critical Accounting Policies and Changes in Accounting Policies

17

1.14

Financial Instruments and Other Instruments

18

1.15

Other MD& A Requirements

18

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

18

1.15.2

Disclosure of Outstanding Share Data

19

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company expressly disclaims any obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.1

Date

The effective date of this interim report is March 1, 2007.

1.2

Overview and Management Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labor disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three and nine months ended December 31, 2006, and the audited consolidated financial statements for the year ended March 31, 2006.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the nine months ended December 31, 2006 (“fiscal 2007”), was $473,498 or $0.01 per share compared to Cream’s consolidated loss of $734,700 or $0.02 per share in the nine months ended December 31, 2005 (“fiscal 2006”).

•

During fiscal 2007, Cream raised net proceeds of $1,930,990 from the issuance of 3,000,000 units comprised of one share and one half share purchase warrant at a price of $0.60 per unit, the exercise of 531,900 stock options, and the exercise of 70,500 warrants, compared to net proceeds of $358,359 raised by the issuance of 2,000,000 units comprised of one common shares and a share purchase warrant, at a price of $0.35 per unit in fiscal 2006 and the exercise of 486,600 stock options.  Share subscriptions of $429,217 were received prior to March 31, 2005, pursuant to the fiscal 2006 financings.

•

During fiscal 2007, cash used in operations was $515,011 compared to $153,921 provided in operations in fiscal 2006.

•

Initial bulk sampling on the offshore Casierra licences in Sierra Leone was completed in December 2006 with unsatisfactory results.  A further exploration program for the onshore licence is currently scheduled to begin in March 2007.

•

In fiscal 2007, Cream earned a 70% interest in the Casierra licences, pursuant to the option agreement signed in February 2005.

1.2.1

Casierra Diamond Property, Sierra Leone

In June 2006, the Company earned 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa from  Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.

To earn its interest, Cream issued a total of 500,000 common shares and completed US$800,000 in exploration expenditures on the property.  A form of joint venture will be constituted between the two

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

parties and each party will contribute to further expenditures on the property in accordance with its interest.  If Casierra is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of Casierra’s share in the net proceeds of production from the property prior to any other distribution to Casierra.

Upon fulfilling the obligations set out above, Cream will be vested with an undivided interest in the licences or in the company which holds title to the property.  This interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the licences at the time that a production lease is obtained for the licence(s).

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

In an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US$1,564,000.  The Company assisted in the construction of a bridge near the Company’s onshore license by providing materials.  The bridge opening was warmly received by the people of the area and television coverage was screened on three evenings on Sierra Leone National Television, with clips of supportive comments from the Paramount Chief of Lubu Chiefdom and his Chiefs and their Elders. The bridge construction was a joint venture with three village groups and allows access for heavier equipment and vehicles to the advantage of both the traditional landowners and Cream in its exploration work.

On the Offshore licence (EPL 5/94), Mr Ikona recommended sampling of the target area employing a ship mounted Toyo gravel pump and an YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of radio navigation, GPS and Navtex systems.  The estimated cost of this is US$2,998,000.

A charter was arranged for a 40-meter ship to serve as a platform for a bulk sampling program and was completed in December 2006.

The bulk sampling programme identified strong sea currents as a constraint on the use of conventional ship-borne sampling tools.  Specifications of dredging equipment indicated that it would be feasible to lift slurry up to a screen deck on the back deck of a local 40 meter fishing boat chartered for the work.  In practice, it was found that the ship could not be stabilized with the anchor system supplied.  Slurried sediments were collected in a double length oil drum arrangement with screening to facilitate reduction of water in the collector.  Sampling lifted material with a suction head that was usually traversing across 3-30 meters of seafloor, depending upon current strengths. The currents are an important factor in the concentration of diamonds in the marine sediments because they can winnow away light fine sediments.

Material lifted included organic debris, shell and clay fragments with occasional penetration into coarser clastic sediments. When the clay was penetrated, clay balls up to 7 inches in diameter were lifted into the

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

modified collection system, followed by coarse pebble sized sandstone concretions, that individually weighed up to 1-2 lbs, and coarser sands from beneath the clays.  It is estimated that the maximum penetration achieved was in the order of one meter.

Heavy frothing resulted from the necessary use of high volumes of water to lift the slurry.  It is believed that the shallow depths sampled and flotation by the froth of any diamonds in the slurry contributed to the inability to recover diamonds with the methods used.  This flotation effect is well recognized by local miners and they too require capture of all of the sample slurry for treatment, since loss of fines and lighter fractions, including froth-attached diamonds by overflow, will blow the diamonds out with the overflow.  Planned bulk sampling is planned for 2007 on the Sewa River Licence, which has not had exploration work since the summer of 2005.  The Company will use the same suction dredge which will be modified appropriately.  A report will be made to the Company with details of the results and recommendations for sampling methods for further work on the marine sediments to be carried out from a stable platform.

Baseline studies for the purpose of developing data for an environmental impact assessment for a marine mining operation were also started.  The initial work shows no major constraints to such an operation.  Fishing communities along the coast were consulted during this baseline data gathering in order to develop a working relationship with the people whose precarious livelihoods are based on the same area of the Atlantic Ocean.  Fishery enhancement is a potential long-term benefit that marine mining operations may be able to achieve without significant additional costs if built into the mining plan at an early stage.

The objective of the bulk-sampling program is to identify a resource sufficient to support a mining operation.  The targets are based on exploration work in 1995-6 and 2005 involving extensive oceanographic surveys.  Shallow sampling of these targets resulted in the collection of 20 gem quality diamonds ranging in size from 0.22 carats to 1.22 carats.  The bulk sampling will test areas defined by detailed marine magnetic surveys carried out in June of 2005 with the same team of Russian geophysicists who were involved in the original discovery work in 1995.  A sonar profiler will be used to measure the volumes of the bulk sample pits allowing good estimates of grade to be completed for each sample site.  Mr. C. Ikona, P.Eng., Pamicon Developments Ltd., has been engaged to visit the operations and to make a technical evaluation in order to obtain an independent opinion of the operations.

Diamond products that may be recovered in the course of any of the Company’s exploration programs will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Expenditures incurred on the Casierra property in fiscal 2007 include the following:  Acquisition costs - $99,000 (2006 - $20,241); community relations - $24,903 (2006 - $Nil); assays and analysis - $3,409 (2006 - $Nil); dredging and bulk sampling - $407,069 (2006 – $Nil); marine surveys - $Nil (2005 - $13,054); drilling - $Nil (2006 - $18,172); geological and geophysical - $148,031 (2006 - $193,773); site activities - $121,815 (2006 - $50,779), and travel and accommodation- $162,002 (2006 - $46,951).

The Company has also acquired field equipment which is being used in Sierra Leone in the exploration programs.  Amortization of the equipment is capitalized and included in site activities.

Cream’s budget is expected to be approximately US$500,000 in this phase of work with the objective of defining a resource of sufficient size to merit application for a mining licence.  It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.2.2

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometers of sub-parallel shear zones.  It is located 12 kilometers west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property during the summer is expected to assist in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2007, and to date the airborne survey has been flown with results to be released when they are available.  Costs incurred on the program totalled $98,442 to December 31, 2006.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the 5,800-hectare Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  To date, Cream has issued 400,000 common shares of a total 500,000 common shares and has made cash payments of $20,000 out of a total $100,000 in payments required to be made to acquire 100% of the property.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometers of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).  Subsequent to December 31, 2006, 100,000 common shares were issued at $0.49, pursuant to the option agreement on the Kootenay Gemstone Property;

It has been demonstrated that litho-geochemistry and soil geochemistry techniques have been successful in defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property located north of Kaslo, British Columbia, which contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometer long belt of altered volcanic and

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Cream began the initial phase of its planned fiscal 2007 exploration program on its Goldsmith Property.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.  A new $50,000 program was commenced in the first week of July 2006, to include an additional airborne survey, at a cost of $47,896 to December 31, 2006.

During the nine months ended December 31, 2006, 50,000 common shares were issued and a cash payment of $15,000 was made on the Goldsmith Property option agreement, and 50,000 common shares were issued and a payment of $20,000 was made on the Lucky Jack claims option agreement.

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”) agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses.

The Companies also have an option agreement to acquire the Trout Claim Group.  Under the terms of the agreement, the Companies agreed to make total cash payments of $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 common shares of the Company issued to December 31, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement they had with the Companies until April 2006 on the Stephens Lake Property.  These reimbursements have been recorded as a reduction in the cost of the Trout Claim Group.  In addition, the Companies were to jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred, $50,000 cumulative prior to July 22, 2006, which was incurred, and $250,000 cumulative prior to July 22, 2007.  Upon earning its 75.0% interest, the Companies and the optionor are able to enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

Five holes were drilled by BHP Billiton.  Results from the final report received from BHP Billiton were received in August 2006, and the Companies are assessing the many untested geophysical targets that remain on the property, to determine whether any further work will be undertaken, or if the property interest will be terminated, or at a minimum, reduced in size.

The BHP Billiton report states that another attempt is warranted to test the Trout 01 target with a more effective hole.  The objective would be to drill at an angle of -70º south to better intersect the north dipping conductor and probable steeply dipping ultramafic to penetrate the bottom contact with the country rock, and to do down-hole EM probing.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retained its full interest in the property.  The original size of the property has since been reduced by approximately 33%, to reduce the carrying costs, consisting of taxes paid semi-annually.

After an extensive delay a diamond drill program of 2,000m of HQ drilling with an option to drill an additional 2,000m on the Dos Hornos zone, Nuevo Milenio property, located 20 km from Tepic, commenced in late October 2006.  Fourteen holes were completed and assay results have been announced on two holes as of the date of this report.

Expenditures incurred on the Nuevo Milenio property in fiscal 2007 include the following: assays and analysis - $1,351 (2006 – $2,111); drilling - $225,061 (2006 - $8,791); geological and geophysical - $120,020 (2006 - $41,343); site activities - $95,968 (2006 - $40,628), stock-based compensation - $Nil (2006 – $1,446) and travel and accommodation- $31,185 (2006 - $18,723).

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.

1.2.7

Wine Nickel-Copper Property, Manitoba

In fiscal 2006 Cream entered into an option agreement with W. S. Ferreira Ltd. to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine Property”), located approximately 60 kilometers southeast of Flin Flon, Manitoba.

Cream can earn its interest by making payments totalling $100,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over a 48-month period.  Cream must also incur exploration expenditures on the property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  Upon completion of its obligations, the property will be subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the property.  Cream will have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  Acquisition and exploration costs incurred in fiscal 2006 total $34,036.  No costs have been incurred in fiscal 2007.

Cream proposes to investigate the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980-).  A second drill hole will investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

Mr. Augsten recommended that the entire known contact area of the intrusive should be explored with IP methods at an estimated cost of $44,000.  Resultant anomalies should be tested with a minimum of 600 meters of drilling in four to five holes, estimated to cost up to $150,000, contingent on favorable results from phase 1.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

The Wine property program will be under the supervision of Mr. Peter Walcott, P.Eng., Geophysicist, of Peter E. Walcott & Associates Ltd. – Geophysical Services.  Mr. Walcott is the Company’s “Qualified Person” for the purpose of National Instrument 43-101.  The Company is seeking a joint venture partner for this project.

1.2.8

Mineral Property Option Payments Due In Fiscal 2007

In the year ended March 31, 2007, cash payments of $93,333 are required to be made, and the issuance of 566,667 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $35,000 have been made and 416,667 common shares have been issued.

1.2.9

Market and Industry Trends

The average gold and silver prices in 2006 averaged US$603.46 and US$11.55 per ounce, respectively, and the 2007 average prices to February 28, 2007, were US$646.74 and US$13.33 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2006	As at March 31, 2005	As at March 31, 2004

Current assets	$ 432,366	$ 272,923	$ 1,269,340
Mineral property interests	1,323,978	705,730	1,389,607
Other assets	104,612	148,518	95,898
Total assets	1,860,956	1,127,171	2,754,845

Current liabilities	466,508	138,550	216,080
Shareholders’ equity	1,394,448	988,621	2,538,765
Total shareholders’ equity and liabilities	$ 1,860,956	$ 1,127,171	$ 2,754,845

Working capital (deficiency)	$ (34,142)	$ 134,373	$ 1,053,260

	For the years ended March 31,
	2006	2005	2004
Expenses
Amortization	$ 6,443	$ 8,536	$ --
Foreign exchange losses	3,141	13,958	10,949
Legal, accounting and audit	26,642	58,787	41,717
Management and consulting fees	37,500	30,000	30,000
Office and administration	133,781	90,536	40,086
Property investigation costs	--	25,193	1,042
Salaries and benefits	84,795	64,855	33,056
Shareholder communications	190,246	114,625	85,342
Stock-based compensation	232,287	288,601	216,328
Travel and conferences	49,139	25,673	21,199
Write-down of investments	24,999	12,191	--
Write-down of mineral property interests	172,697	1,995,978	12,573
Write-down (recovery) of value added taxes recoverable	(69,841)	91,411	--
Interest	(565)	(5,341)	(1,423)
Loss for the year	(891,264)	(2,815,003)	(490,869)
Loss per common share	$ (0.03)	$ (0.10)	$ (0.02)

Weighted average number of common shares outstanding – basic and diluted	32,188,964	28,765,766	23,188,307

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.4

Results of Operations

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Expenses
Amortization	$ 731	$ 8,118	$ 1,474	$ 18,191
Foreign exchange	(13,365)	19	(11,944)	2,437
Legal, accounting and audit	15,493	8,550	32,467	20,792
Office and administration	12,056	27,730	61,366	98,815
Salaries and benefits	9,964	118	55,981	61,222
Shareholder communications	59,994	31,692	206,187	138,575
Management and consulting fees	28,000	13,000	68,000	28,000
Property investigations	--	--	12,132	--
Recovery of value added taxes	--	--	--	(69,841)
Stock-based compensation	15,105	61,401	62,427	198,720
Travel and conferences	3,724	--	6,583	40,375
Write-down of mineral property interests	--	--	--	172,697
Write-down of investment	--	24,999	--	24,999
Interest and other income	(13,179)	(44)	(21,175)	(282)
	118,523	175,583	473,498	734,700

Loss for the period	(118,523)	(175,583)	(473,498)	(734,700)

Deficit, beginning of period	(18,286,791)	(17,599,669)	(17,931,816)	(17,040,552)

Deficit, end of period	$ (18,495,314)	$ (17,775,252)	$ (18,405,314)	$ (17,775,252)

Loss per share, basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of common shares outstanding, basic and diluted	38,767,888	32,557,254	37,864,062	33,131,729
Number of outstanding common shares, end of period	38,785,343	32,576,276	38,785,343	32,576,276

Nine Months Ended December 31, 2006 (“fiscal 2007”), Compared to Nine Months Ended December 31, 2005 (“fiscal 2006”)

In fiscal 2007, Cream incurred a loss of $473,498, or loss per common share of $0.01, compared to a loss of $734,700, or a loss of $0.02 per common share in fiscal 2006.

Total operating expenses, before interest income, stock-based compensation, property investigations, property write-downs, investment write-downs, recovery of value added taxes in Mexico, and foreign exchange totalled $422,058 in fiscal 2007, compared to $405,970 in fiscal 2006.  Exploration costs of $172,697 incurred on the Fenix and Nuevo Milenio properties were written off in fiscal 2006, with no comparative write-off of mineral properties in fiscal 2007.

Cream has incurred exploration expenses in Mexico and in Sierra Leone in fiscal 2007, and there can be some foreign exchange risks associated with exploration in foreign jurisdictions.  Most significant exploration costs are denominated in United States dollars which may mitigate foreign exchange risks.  Foreign exchange changed from a loss of $2,437 in fiscal 2006 to a gain of $11,944, most of which was

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

earned in the third quarter of fiscal 2007.  The Company’s cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with these currencies compared to the Canadian dollar, and as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Legal, accounting and audit increased from $20,792 in fiscal 2006 to $32,467 in fiscal 2007.  Accounting and legal fees for corporate tax returns and securities’ filings related to the Company’s year end filings are accrued monthly or on an estimated usage basis, but are expected to be higher than in previous periods, due to the additional audit costs for public companies, particularly those who are registered in the United States and file an Annual Report on Form 20-F, which is a Securities and Exchange form for foreign private issuers.  Actual costs may vary from accruals, but not to a significant extent, unless new acquisitions or agreements need to be prepared by legal counsel.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company in fiscal 2006.  This fee has been increased to a monthly fee of $10,000 in fiscal 2007 for a total of $22,500 in fiscal 2006 and $55,000 in fiscal 2007.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $13,000 were paid in fiscal 2007 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company.  Fees paid to Kent Avenue Consulting in fiscal 2006 were $5,500.

Office and administration costs decreased from $98,815 in fiscal 2006 to $61,366 in fiscal 2007.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  More personnel currently share the office space, which reduces the overhead allocated to each company.

Salaries and benefits have decreased from $61,222 in fiscal 2006 to $55,981 in fiscal 2007.  Wages are expected to be higher than in prior years and over fiscal 2007 are expected to be higher than fiscal 2006 due to the time required for complying with increased reporting and regulatory regulations.  Additional accounting salaries are being incurred with respect to accounting for the Casierra project costs.

Stock-based compensation of $198,720 in fiscal 2006 is related to the vested portion of stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, and in August 2005, which compares to $62,427 for vested stock options of prior years and stock option grants in fiscal 2007.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 131% for the stock options granted in the year ended March 31, 2006, and 90% for the stock options granted in the nine months ended December 31, 2006.

Shareholder communications costs have increased from $138,575 in fiscal 2006 to $206,187 in fiscal 2007.  Currently, the Company utilizes the services of an investor relations’ consultant.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $18,000 in each fiscal period.  The Company is also paying a monthly fee of $7,500 to Axino AG for international investor relations services.  Fees paid to Axino AG totalled $Nil in fiscal 2006, compared to $45,000 in fiscal 2007.

Travel and conference expenses have decreased from $40,375 in fiscal 2006 to $6,583 in fiscal 2007.  No investor related trips have been taken in fiscal 2007.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Stephens Lake, Manitoba
Fiscal 2005
Fourth Quarter	187,536	8,695	30,298	6,073	165,764	(13,260)
Fiscal 2006
First Quarter	251,041	260	41,015	--	113,044	(6,403)
Second Quarter	42,113	748	11,698	59,655	(2)	(295)
Third Quarter	49,816	(64)	(321)	74,806	--	(241)
Fourth Quarter	34,675	--	54,459	32,391	--	32,550
Fiscal 2007
First Quarter	259,403	62,682	91,828	49,145	--	--
Second Quarter	374,404	11,770	44,624	111,275	--	35,381
Third Quarter	332,422	27,704	6,114	313,165	--	40

Quarterly information for the eight quarters to December 31, 2006, is as follows:

Statement of Operations Data (Cdn$)	Three months ended March 31, 2005	Three months ended June 30, 2005	Three months ended September 30, 2005	Three months ended December 31, 2005
Investment and other income	$ 165	$ 189	$ 49	$ 44
General and administrative expenses	150,764	184,441	134,739	150,764
Stock-based compensation	42,884	29,651	107,668	42,884
Property investigations	(14,034)	--	--	(14,034)
Mineral property write-downs	479,021	113,044	59,653	479,021
Write-down of investments	12,191	--	--	12,191
Write-down (recovery of) value added tax	91,411	--	(69,841)	91,411
Loss according to financial statements	762,071	326,947	232,170	762,072
Loss from continuing operations per common share	0.03	0.01	0.01	0.03

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

Statement of Operations Data (Cdn$)	Three months ended March 31, 2006	Three months ended June 30, 2006	Three months ended September 30, 2006	Three months ended December 31, 2006
Investment and other income	$ 283	$ 7,384	$ 614	$ 13,179
General and administrative expenses	123,280	157,452	146,067	116,597
Stock-based compensation	33,567	29,277	18,045	15,105
Property investigations	--	--	12,132	--
Loss according to financial statements	156,564	179,345	175,630	118,523
Loss from continuing operations per common share	0.00	0.01	0.00	0.00

Three Months Ended December 31, 2006, Compared To Three Months Ended December 31, 2005

For the three months ended December 31, 2006 (Q3 2007), Cream incurred a loss of $118,523 or $0.00 per common share, compared to $175,583 or $0.01 per common share for the three months ended December 31, 2005 (Q3 2006).  Total operating expenses, before interest income, stock-based compensation, write-down of mineral properties, foreign exchange and property investigations, were $119,962 in Q3 2007 as compared to $89,208 in Q3 2006.

Legal, accounting and audit fees increased from $8,550 in Q3 2006 to $15,493 in Q3 2007, primarily due to additional audit work related to new regulatory requirements and changes.  Salaries and benefits increased from $118 in Q3 2006 to $9,964 in Q3 2007.  The Company shares office and administration staff with other companies on a full-cost recovery basis.  Any excess shared office and employee recoveries is recorded as a credit on an annual basis, with some adjustments during the calendar years.  In fiscal 2006, as a result of the distribution of this credit, there as no salary expense in Q3 2006.  Office and administration costs decreased from $27,730 in Q3 2006 to $12,056 in Q3 2007.  There are more personnel sharing office and administration costs which results in a nominal decrease in general office overhead.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company in fiscal 2006.  This fee has been increased to a monthly fee of $10,000 in Q3 2007 for a total of $7,500 in Q3 2006 and $25,000 in Q3 2007.  Consulting fees of $3,000 were paid in Q3 2007 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company.  Consulting fees of $5,500 were paid in Q3 2006.

Shareholder communications costs increased from $31,692 in Q3 2006 to $59,994 in Q3 2007.  Costs included in shareholder communications include filing fees, investor relations activities, dissemination costs, printing costs, and transfer agent fees.  The Company has investor relation contracts with Axino AG and Arbutus Enterprises Ltd. “(Arbutus”).  During Q3 2006 cash payments of $Nil were made to Axino AG, compared to $15,000 in Q3 2007, and $6,000 was paid to Arbutus in Q3 of each fiscal year.  Axino AG and Arbutus are at arms’ length to the Company.

Stock-based compensation of $61,401 was recorded in Q3 2006, compared to stock-based compensation of $15,105 recorded in Q3 2007.  Stock-based compensation in Q3 2007 is comprised of the vested portion of five-year stock options granted to directors, officers, consultants and employees in grants made on August 3, 2005, October 28, 2005, and June 12, 2006.

Travel and conference costs of $Nil in Q3 2006 compares to $3,724 in Q3 2007.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2006, Cream had a working capital deficiency of $176,700, (a measurement tool not considered to be a measure under Canadian generally accepted accounting principles, but is generally defined as current assets less current liabilities) compared to a working capital deficiency of $34,142 at March 31, 2006, and an accumulated deficit of $18,405,314 (March 31, 2006 - $17,931,816).

Investing Activities and Capital Expenditures

Current assets decreased to $279,975 at December 31, 2006, from $432,366 at March 31, 2006.  Due to the completion of a private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000 in May 2006, the Company was able to meet its current commitments of $466,508 at March 31, 2006, from current existing cash balances.

The market value of investments in marketable securities was $31,302 at December 31, 2006, compared to $36,686 at March 31, 2006.  The marketable securities held are highly volatile.  The book value of these publicly traded securities is $31,704 (2006 - $31,704).  Investments include shares with a book value of $30,796 (2006 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

In the nine months ended December 31, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.

During the nine months ended December 31, 2006, 531,900 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $118,320 to the treasury and 70,500 warrants were exercised at $0.45 to provide $31,725 to the treasury.  In addition, a grant of 100,000 stock options was made to a director at a price of $0.50, expiring June 12, 2011.

Subsequent to December 31, 2006, 320,000 stock options were granted at a price of $0.53, with an expiry date of January 29, 2012, and 280,000 stock options were exercised at prices ranging from $0.15 to $0.165.  Also, subsequent to December 31, 2006, a private placement of 2,500,000 units at a price per unit of $0.40 for gross proceeds of $1,000,000 was completed.  Each unit was comprised of one common share and half a warrant, or a total of 1,250,000 warrants.  Each warrant is exercisable for two years, expiring February 21, 2009, at a price of $0.50.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.9

Transactions with Related Parties

	Nine months ended December 31,
	2006	2005
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 178,383	$ 176,153
Lang Mining Corporation (b)	55,000	22,500
Director (e)	US 66,195	52,335
Kent Avenue Consulting Ltd. (d)	13,000	5,500

	December 31, 2006	March 31, 2006
Balances receivable from:
Casierra project advances (c)	$ 77,838	$ 16,866
LMC Management Services Ltd.	38,809	--
	$ 116,647	$ 16,866
Balances payable to (g):
LMC Management Services Ltd.	--	903
Lang Mining	10,102	--
Directors	243,898	446,935
Legal	--	3,000
ValGold Resources Ltd.	334	--
	$ 254,334	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $10,000 (2006 - $2,500) per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, a company incorporated in British Columbia and its wholly-owned subsidiary, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$10,000 per month for management and geological services in the nine months ended December 31, 2006, and US$250 per day for geological services in the year ended March 31, 2006.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

Insiders of Cream purchased an aggregate 51.2% of a private placement completed during the period at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.

In addition, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 units, respectively, on the same terms as the other subscribers to the private placement describe above.  Post closing, Mr. Holcapek held control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner held control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

Subsequent to December 31, 2006, another private placement of 2,500,000 units was completed at a price of $0.40 per unit.  Frank A. Lang acquired 2,160,000 units on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of this private placement, Frank A. Lang beneficially owned or had control of, or direction over, 7,582,181 common shares and securities convertible into an additional 2,770,000 common shares of Cream equal in aggregate to approximately 27% of the issued and outstanding common shares of Cream.  The acquisition of 2,160,000 Units by Mr. Lang constitutes an increase in his holdings equal to approximately 6% of the post closing issued and outstanding common shares of Cream, or an aggregate of approximately 33%.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at December 31, 2006, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2006.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the year ended March 31, 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of March 1, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at March 1, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

41,665,343 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
336,000	0.15	April 26, 2007
1,199,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
975,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010
100,000	0.43	June 11, 2011
310,000	0.53	January 29, 2012

Warrants Outstanding

There are 1,934,500 warrants outstanding at a price of $0.45, expiring on April 18, 2007, 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, 1,500,000 warrants outstanding at a price of $0.75, expiring on June 1, 2007, and 1,250,000 warrants outstanding at a price of $0.50, expiring February 21, 2009.

Other Information

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2006

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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